Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Reliance Steel & Aluminum Co.:

We consent to the use of our reports dated February 26, 2015, with respect to the consolidated balance sheets of Reliance Steel & Aluminum Co. as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and the related schedule of valuation and qualifying accounts, and the effectiveness of internal control over financial reporting as of December 31, 2014, incorporated by reference herein.

/s/ KPMG LLP

Los Angeles, California
March 16, 2015